SCHEDULE 14A

                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
              Proxy Statement Pursuant to Section 14(a) Securities
                              Exchange Act of 1934
                                (Amendment No. 1)

Filed by the Registrant    [ ]

Filed by a party other than the Registrant  [X]

         Check the appropriate box:

[ ]  Preliminary Proxy Statement

[ ]  Confidential, for Use of the Commission Only
       (as permitted by Rule 14a-6(e)(2))

[ ]  Definitive Proxy Statement

[X]  Definitive Additional Materials

[ ]  Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                       REAL ESTATE ASSOCIATES LIMITED III

                (Name of Registrant as Specified in Its Charter)

                              BOND PURCHASE, L.L.C.

    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

[X]  No fee required

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

     (2)  Aggregate number of securities to which transactions applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined.)

     (4)  Proposed maximum aggregate value of transaction:

     (5)  Total Fee paid:

[ ]  Fee paid previously with preliminary materials

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount previously paid:

     (2)  Form, Schedule or Registration Statement No.:

     (3)  Filing party:

     (4)  Date filed:

                                 AMENDMENT NO. 1
                                       to
                            SOLICITATION OF CONSENTS
                                       of
                                LIMITED PARTNERS
                                       of
                             REAL ESTATE ASSOCIATES
                                   LIMITED III
                                       by
                              BOND PURCHASE, L.C.C.
                                 April 30, 2001

   Bond Purchase, L.C.C., a Missouri limited liability company ("Bond Purchase"), hereby amends its Solicitation of Consents dated March 13, 2001 (the "Solicitation"), by which Bond Purchase is seeking the approval by written consent (the "Consents") of the limited partners (the "Limited Partners"), of Real Estate Associates Limited III, a California limited partnership (the "Partnership"), to remove the current general partners and to continue the Partnership and elect New G.P., L.L.C., ("New G.P."), a Missouri limited liability company, as the new general partner of the Partnership. New G.P. is an affiliate of Bond Purchase. The election of New G.P. as a general partner is conditioned upon the approval of the removal of the current general partners.

   The solicitation of Consents is hereby extended to 11:59 p.m. Central Standard Time on the earlier to occur of the following dates (the "Expiration Date"): (i) May 31, 2001 or such later date to which Bond Purchase determines to extend the solicitation, and (ii) the date the required Consents are received. Bond Purchase reserves the right to extend this solicitation of Consents on a daily basis or for such period or periods as it may determine in its sole discretion from time to time. Any such extension will be followed as promptly as practicable by notice thereof by press release or by written notice to the Limited Partners. During any extension of this solicitation of Consents, all Consents delivered to Bond Purchase will remain effective, unless validly revoked prior to the Expiration Date.

     Listed below is updated information regarding the Partnership based upon the Form 10-K filed by the Partnership for the fiscal year ended December 31, 2000 on March 30, 2001. Although Bond Purchase has no information that any statements contained in this section are untrue, Bond Purchase has not independently investigated the accuracy of the information contained in this section or for the failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information.

   o As of December 31, 2000, the amount of cash on hand has increased to $5,655,763.

   o The current general partners have received $129,292 in management fees and $66,082 as reimbursement for administrative costs for the twelve months ended December 31, 2000.

   o As of December 31, 2000, there were 11,456 Limited Partnership Interests (representing 5,728 units) issued and outstanding held by 1,889 holders of record.

   o The following is an updated schedule of the status as of December 31, 2000, of the projects owned by local limited partnerships in which the Partnership is a limited partner.

            SCHEDULE OF PROJECTS OWNED BY LOCAL LIMITED PARTNERSHIPS
                   IN WHICH THE PARTNERSHIP HAS AN INVESTMENT
                                DECEMBER 31, 2000

                                          Units Authorized For
                                           Rental Assistance
                                           Under Section 8 or                           Percentage of
                               No. of    Other Rent Supplement            Units          Total Units
Name and Location              Units           Program                  Occupied           Occupied
-----------------              -----           -------                  --------           --------

Charlotte Lakeview,              553              0/0                     538                   97%
 Riverview Residential
 Project, Rochester, NY
Hidden Pines Apts                 40             40/0                      40                  100%
 Greenville, MI
Jenks School Apts                 83             83/0                      78                   94%
 Pawtucket, RI
Lakeside Apts                     32             0/21                      32                   97%
 Stuart, FL
Ramblewood Apts                   64             0/13                      59                   92%
 Fort Payne, AL
Santa Maria Apts                  86             86/0                      86                  100%
 San German, Puerto Rico
Sunset Grove Apts                 22             22/0                      20                   91%
 Carson City, MI
Sunshine Canyon                   26             26/0                      25                   96%
 Stanton, MI
Village Apts                      50             50/0                      50                  100%
 La Follette, TN
Vincente Geigel                   80             80/0                      80                  100%
 Polanco Apts
 Isabela, Puerto Rico
Vista De Jagueyes                 73             73/0                      73                  100%
 Aguas Buenas, PR
Westgate Apts                     72             0/16                      67                   93%
 Albertville, AL
                               -----           ------  -                -----  -             ------

TOTALS                         1,181           460/50                   1,148                   97%
                               =====           ======                   =====

   The Consents are solicited upon the terms and subject to the conditions of the original Solicitation of Consents dated March 13, 2001, as amended hereby, and the accompanying form of Consent. This Amendment No. 1 and the accompanying form of Consent of Limited Partners are first being mailed to Limited Partners on or about May 1, 2001.

CONSENTS SHOULD BE DELIVERED TO BOND PURCHASE AND NOT TO THE PARTNERSHIP.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS SOLICITATION OF CONSENTS EXPIRES NO LATER THAN 11:59 P.M. CENTRAL STANDARD TIME ON THURSDAY, MAY 31, 2001, UNLESS EXTENDED.

                                (Form of Consent)

                       Real Estate Associates Limited III
              a California Limited Partnership (the "Partnership")

                           CONSENT OF LIMITED PARTNER

          This Consent is Solicited on Behalf of Bond Purchase, L.L.C.

The undersigned has received the Consent Solicitation Statement dated March 13, 2001 as amended April 30, 2001, ("Consent Solicitation Statement") by Bond Purchase, L.L.C., a Missouri limited liability company ("Bond Purchase."), seeking the approval by written consent of the following proposals:

(1)  the  removal  of  the  current  general  partners,   National   Partnership
Investments Corp., a California corporation and Coast Housing Investments Associates, a California limited partnership; and

(2) the continuation of the Partnership and the election of New G.P. as the new general partner of the Partnership (which is conditioned on the approval of proposal (1) above).

Each of the undersigned, by signing and returning this Consent, hereby constitutes and appoints Bond Purchase, acting through its officers and employees as his or her attorney-in-fact for the purposes of executing any and all documents and taking any and all actions required under the Partnership Agreement in connection with this Consent and the Consent Solicitation Statement or in order to implement an approved proposal; and hereby votes all limited partnership interests of the Partnership held of record by the undersigned as follows for the proposals set forth above, subject to the Consent Solicitation Statement.

Proposal                                    FOR       AGAINST     ABSTAIN
--------

1.  Removal of General Partners             [ ]         [ ]         [ ]

2.  Continuation of the Partnership
    and election of new general partner,
    New G.P.                                [ ]         [ ]         [ ]

(Please sign exactly as your name appears on the Partnership's records. Joint owners should each sign. Attorneys-in-fact, executors, administrators, trustees, guardians, corporation officers or others acting in representative capacity should indicate the capacity in which they sign and should give FULL title, and submit appropriate evidence of authority to execute the Consent)

Dated: _______________, 2001
(Important - please fill in)


--------------------------------------       -----------------------------------
PRINT Registered Name                        PRINT Registered Name

--------------------------------------       -----------------------------------
Signature                                    Signature

                                             -----------------------------------
                                             Telephone Number

THIS CONSENT IS SOLICITED BY BOND PURCHASE. LIMITED PARTNERS WHO RETURN A SIGNED CONSENT BUT FAIL TO INDICATE THEIR APPROVAL OR DISAPPROVAL AS TO ANY MATTER WILL BE DEEMED TO HAVE VOTED TO APPROVE SUCH MATTER. THIS CONSENT IS VALID FROM THE DATE OF ITS EXECUTION UNLESS DULY REVOKED.



                       REAL ESTATE ASSOCIATES LIMITED III
              a California Limited Partnership (the "Partnership")


                           CONSENT OF LIMITED PARTNER

   Deliveries of Consents, properly completed and duly executed, should be made to Bond Purchase at the address set forth below. A prepaid, return envelope is included herewith.

   Questions and requests for assistance about procedures for consenting or other matters relating to this Solicitation may be directed to Bond Purchase at the address and telephone number listed below. Additional copies of this Consent Solicitation Statement and form of Consent may be obtained from Bond Purchase as set forth below.





                             Bond Purchase, L.L.C.
                                 104 Armour Road
                        North Kansas City, Missouri 64116

                                 (816) 303-4500